

Mail Stop 3720

November 7, 2007

Via U.S. Mail

Mr. Ernesto Gardelliano
Executive Vice President of Finance
Vivo Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
San Paulo, SP
Brazil

> **RE:** **Vivo Participacoes S.A.**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed May 3, 2007**
> **File No. 333-09470**

Dear Mr. Gardelliano:

We have reviewed your supplemental response letter dated October 4, 2007 as well as your filing and have the following comments. As noted in our comment letter dated September 6, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note in your response to comment 1 that you do not consider handset sales to be a separate earning process and therefore, a separate unit of accounting under US GAAP. We also note that you recognize handset revenues over a period that is consistent with the estimated contractual relationship with the subscribers. In this regard, please explain to us why it is appropriate to recognize the revenues over the estimated contractual relationship, rather than the expected customer relationship period.

2. We note in your response to comment 2 that the 294,094 thousand reais adjustment represents the write-off of the tax loss carryforwards of subsidiaries that became unrecoverable under Brazilian law. In future filings, please rename the "Reversal of goodwill reserve" line item to clarify the nature of this adjustment.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director